# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coeptis Therapeutics Holdings Inc, CIK 0001759186
CUSIP: 19207A207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 105 Bradford Road, Suite 420, Wexford, Pennsylvania (PA), 15090
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 26,244; sole dispositive power 0; shared dispositive power 339,486; aggregate amount beneficially owned 339,486 (6.35% of the class)
  Comment: On January 12, 2026, The Vanguard Group, Inc. went through an internal realignment. As of that date, The Vanguard Group, Inc. no longer performs portfolio management services or administers proxy voting. In accordance with SEC Release No. 34-39538 (January 12, 1998), The Vanguard Group, Inc. anticipates that certain subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that currently have, or are deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. in reliance on such release. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment.
- Vanguard Total Stock Market Index Fund Investor Shares-23-2671505: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 268,093; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 268,093 (5.02% of the class)
  Comment: On January 12, 2026, The Vanguard Group, Inc. went through an internal realignment. As of that date, The Vanguard Group, Inc. no longer performs portfolio management services or administers proxy voting. In accordance with SEC Release No. 34-39538 (January 12, 1998), The Vanguard Group, Inc. anticipates that certain subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that currently have, or are deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. in reliance on such release. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment.

## Item 1. Issuer
Name of issuer: Coeptis Therapeutics Holdings Inc
Address of issuer's principal executive offices: 105 Bradford Road, Suite 420, Wexford, PA, 15090

## Item 2. Person Filing
Name of person filing:
The Vanguard Group
Vanguard Total Stock Market Index Fund Investor Shares-23-2671505
Address of principal business office or, if none, residence: 100 Vanguard Blvd., Malvern, PA 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 339486
Percent of class: 6.35
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 26244
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 339486

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Vanguard Index Funds - Vanguard Total Stock Market Index Fund's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group: Ashley Grim, Head of Global Fund Administration (01/30/2026)
- Vanguard Total Stock Market Index Fund Investor Shares-23-2671505: Ashley Grim, Treasurer (01/30/2026)